

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2021

Gerard Stascausky
Managing Director
Iron Bridge Mortgage Fund, LLC
9755 SW Barnes Road, Suite 420
Portland, Oregon 97225

Re: Iron Bridge Mortgage Fund, LLC
Amended Offering Statement on Form 1-A
Filed July 26, 2021
File No. 024-11462

Dear Mr. Stascausky:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

<u>Amended Form 1-A filed July 26, 2021</u>

<u>General</u>

1.   Please update the disclosure throughout the offering circular. For instance, the second risk factor on page 9 and the disclosure on page 54 continues to refer to the prior interest rate, and much of the information throughout the offering circular is as of December 31, 2020.

Gerard Stascausky
Iron Bridge Mortgage Fund, LLC
August 20, 2021
Page 2

        You may contact Howard Efron at 202-551-3439 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction

cc: Gregory E. Struxness